Offering Statement for FinTron, LLC ("FinTron")

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   FinTron, LLC

   101 Franklin St

Westport, CT 06880

Eligibility

2. **The following are true for FinTron, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Brian Miller

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Position: Creative Director, FinTron Invest, LLC (2019 - Present) 3-year working-experience: Founder, Seir Hill: 2020 - Present Chief Digital Officer, Lapine Associates: 2017 - 2020 Bio: In November 2019, we took on Brian Miller as our Creative Director. As a successful entrepreneur, Brian's extensive experience with web design projects from Amherst Capital and Point72 have led him to the execution of FinTrons web and app redesign. He has enhanced the overall FinTron brand, established credibility through look and feel, and has delivered an engaging, personalized experience through his redesign. Brian will continue to maintain and clearly articulate user experience & brand propositions to increase conversions. Brian Miller is a successful entrepreneur and creative director. He worked at Gartner Inc. as a global creative director and was responsible for corporate brand development. He then founded Brian Miller Design Group in 2005 and worked as a trusted partner with Rockstar Games, NBC Universal, NBC New York, and A&E Television on delivering strategically-sound design solutions. He had also successfully founded MillerSmith, a

digital design company that was acquired by Lapine Associates in 2017. Brian is a New York Times Best-Selling author of digital design book, Above the Fold.

Name
Lin Hui

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: Senior Developer, FinTron Invest, LLC (2018 - Present) 3-year working-experience: Senior Developer, Gong Ming Technologies: 2015 - Present Bio: After receiving his diploma in computer science from Northeastern University, located in Shenyang China, LinHui began his career as a full-stack developer, focusing mainly on back-end build-outs. His early work consisted of admin panel development for insurance companies and POS systems. As LinHui progressed through his career he began developing full-stack components including a reporting dashboard for a food distribution company and management portals for European companies. Bored with the monotonous programming of admin portals and management systems, LinHui grew an appetite for complex logic which would inevitably lead him to a career in algorithmic development. He began picking up work in geo-spatial scripting, machine learning, algorithmic bot detection for online casinos, and general algorithmic development. His proficiency in algorithmic development led him to FinTron in 2018 where he first began developing complex trading algorithms. Following months of successful algo development for FinTron, LinHui worked his way up to the position of Chief Developer. LinHui is now responsible for our database management, product development, and oversight of our development team. LinHui is proficient in; Python, Django, Flask, Java Spring, Springboot, Ruby, Rails, Node js, Express js, React js, Angular js, Vue js, D3 js, AWS, GCP, and DevOps. In his free time, LinHui loves to play soccer and eat out with friends.

Name
Matthew Fatse

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: Operations Director, FinTron Invest, LLC (2018 - Present) 3 years working-experience: Office Assistance, Monroe Family & Reconstructive Dentistry: 2011 - Present Bio: Matthew Fatse has 2 years of experience in starting a Broker / Dealer and has had an integral role in FinTron's business development, all while successfully completing his Bachelor's degree in business management from Sacred Heart University with a GPA of 3.65. Matthew had started off as an intern and has climbed up the ladder to Director of Operations. Matthew has had an integral role in the business plan development and has been involved in major collaborative efforts with Wilder Rumpf in the initial algorithmic development of FinTrons online investing platform. Matthew's main responsibilities include upper-level management, strategic planning/management, and product/project management. Matthew has managed the last 3 intern cohorts totaling 45 individuals. Matthew also has taken an active role in FinTron's marketing, as he is well versed in photography and video production. Matthew has been partly responsible for filing all necessary FINRA applications and SEC filings, such as Form BD, Form NMA, and our Regulation D offering. Licenses: SIE Series 63 Series 7 Series 24

Name
Roger Williams

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: COO, FinTron Invest, LLC (2019 - Present) 3-year working-experience: Adjunct Professor, Sacred Heart University: 2018 - Present Self Employed Investment and Fiduciary Consultant, Roger Williams, LLC: 2019 - Present Senior Vice President, Segal Marco Advisors: 1998 - 2019 Bio: We brought on Roger Williams as our Chief Operating Officer in May 2019 and appointed him Vice President. With over 30 years of experience in the financial industry, a CFA and CAIA designation, Roger has ensured best practices and ethical behaviors for a number of pension funds and asset management companies. Roger will also; Review and approve accounts, perform AML procedures,

submit SARs reports, mentor current and incoming staff and act as treasurer - ensuring timely reports, sound accounting, and best practices. Roger has over forty years of experience in helping plan sponsors, foundations, hospitals and financial intermediaries achieve their investment objectives. Roger began his career at Stauffer Chemical Company as Manager of Pensions and Investments; later, he held similar roles at GTE Investment Management and the Olin Corporation. Before founding his own consulting firm, Roger was a Senior Vice President at Segal Marco Advisors. In this role, he led a team that consulted corporate and public pension funds, endowments, and financial advisers, concerning the implementation of successful investment programs and strategies. Roger graduated with a BS in Finance from Bryant College and an MBA from Pace University. Roger is also a Chartered Financial Analyst(CFA) and a Chartered Alternative Investment Analyst. More recently Roger has passed his Series 63 and Series 7 exams and is currently pursuing his Series 24. Licenses: SIE Series 63 Series 7 Series 24 (Pursuing) CFA CAIA

Name
Patrick May

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: CTO, FinTron Invest, LLC (2020 - Present) 3-year working-experience: Chief Technology Officer, Droit: 2019 - Present Founder, Voicenik Inc.: 2013 - Present Bio: Patrick May has been with FinTron since January 2020 and has aided in the development and implementation of the firm's database, network, and back-end security protocols/programs. He is slated to develop and implement our front-end, client-facing security protocols and programs following the completion of programming. Through the development process, Patrick frequently reviews the speed, functionality, and security of the product suite. Patrick will also manage our testing team and the scaling of products. Patrick has filled roles ranging from Principal Technical Architect to VP of Engineering to Chief Technology Officer, working with numerous organizations to build teams, bridge the gap between the commercial and technical branches of the organization, and achieve large-scale, mission-critical objectives. His 25 plus years of industry experience have focused on the design and development of adaptive, distributed systems in the advertising, financial services, and telecommunications industries. He has worked at Amazon, Yahoo!, Tibco, Aviva, and several startups. Patrick holds a Bachelor of Science in Chemical Engineering from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Name
Adam Pulcyn

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Positions: Support Staff Director, FinTron Invest, LLC (2019 - Present) Director of Sales, FinTron Invest, LLC (May 2019 - August 2019) 3-year working-experience: Sales Representative, Cutco Vector Marketing Corp.: 2019 - 2019 Window & Patio Door Installer (Assistant), Anderson Corp: 2018- 2018 Painting Assistant, Painting By Gregory: June - August (2015, 2016, 2017) Bio: Adam has 1.5 Years of experience as Director of HR (Processed over 60 interns during the product development phase - ran interview process/directed intern training). He has obtained his General Securities Solicitations License and is currently pursuing his Series 7 & Series 24 Principle License. He implements Human Resources policies in compliance with FINRA regulations and has recruited and took part in the vetting process of new staff. Adam also has experience in database management (mySQL) and has demonstrated proficiency in Excel. Licenses: SIE Series 63 Pursuing 7 Pursuing 24 Education: Finance / Economics Dual Bachelors: Sacred Heart University

Name
Ian Smith

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: CMO, FinTron Invest, LLC (2019 - Present) 3-year working-experience: Head of Sales and Marketing, Aptus Partners: 2019 - Present Chief Connector, Saltbridge: 2019 - Present Adjunct

Professor of Marketing, Sacred Heart University: 2013 - Present Chief Operating Officer, MillerSmith: 2014 - 2017 Bio: We hired Ian Smith to fill our Chief Marketing Officer position in September 2019. As a strategic, entrepreneurial, and goal-oriented senior business executive with 30 years of demonstrated success leading cross-functional teams, Ian has led our Paid, Owned, and Earned digital media marketing strategies through all platforms. Ian has also helped in the contracting of our marketing agency Digital Surgeons; the digital marketing agency that has worked with major financial firms SoFi, Forbes, and SunTrust Bank. With over 25 years of experience in digital media marketing, Ian will direct our go-to digital marketing media campaign. Ian is a strategic, entrepreneurial, and goal-oriented senior business executive with 30 years of demonstrated success leading cross-functional teams. Following school, Ian started a 19-year career at Mondelez International working his way up from sales and marketing roles to C-suite level positions. As a C-suite executive, Ian held positions as Director of Global Digital Marketing and Director of Digital Innovation. Ian then ran the digital re-branding and marketing efforts at Kraft foods international. Later, Ian founded Route 15 Media, a digital agency providing strategic consulting and marketing to Fortune 500 brands.

Name
Andrew Szabos

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: CCO, FinTron Invest, LLC (2019 - Present) 3-year working-experience: Managing Director, Exemplar Capital: 2019 - Present Adjunct Professor, The Business, Finance, and Management School of New York: 2019 - Present Managing Director, Greenwich Financial Management: 2003 - Present Bio: Andy has been our Chief Compliance Officer since September 2019. He has helped maintain legal and regulatory compliance and assisted in the filing of our NMA. When we open our doors, Andy will also; Review and approve accounts, perform AML procedures, submit SARs reports, mentor current and incoming staff and act as a fiduciary - ensuring timely reports, sound accounting, and best practices. Andrew, better known as Andy, has served over 12.5 years in investment banking and capital markets positions. He began his career on Wall Street at Lehman Brothers in their Fixed Income Division, dealing primarily with mortgage-backed securities. Following Lehman, Andrew moved on to Kidder, Peabody & Co, working his way up to Senior Vice President on a variety of fixed income teams including high yield trading. Before moving away from Wall Street and starting his own financial management company, Andrew was an Executive Director at UBS on their Emerging Markets Trading Desk. He holds a Masters Degree from Harvard University, a JD in Law from Yale Law School and is a Chartered Financial Analyst. Licenses: SIE Series 66 Series 63 Series 79 Series 7 Series 3 Series 24

Name
Aleksandr Tropp

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: System Operations, FinTron Invest, LLC (2020 - Present) 3-year working-experience: Product Owner, HotHoods: 2019 - Present Head of Product Management, Cometa Group: 2019 - Present Board of Directors, Stamford Innovation: 2018 - Present Senior Vice President, Chilton & Chadwick: 2018 - Present Product Manager, SWARM.: 2018 - 2019 IT Product Manager, Fidelity: 2010 - 2018 Bio: We took on Aleksandr Tropp in February 2020 for our System Automation and user journey buildout. As an accomplished product manager, Aleks is responsible for the design of the FinTron Web/App client support system. He has also managed the development and integration of the FinTron User UI/UX. Aleks will continue with the client onboarding process and buildout as we approach launch. Aleksandr Tropp is an accomplished Product Manager who made his professional career advising institutional clients in finance how to leverage technology in their practice. He led the charge at Fidelity Investments with product innovations for client onboarding solutions to create scale and efficiency while taking the guesswork out of regulatory compliance. "Since I was a child I have enjoyed taking things apart to see how they work and have carried that passion into my professional career. I seek to uncover opportunities, influence positive change, and challenge convention." Aleksandr volunteers his free time as a member of the leadership board for Stamford

Innovation Week. An organization who's mission is to promote awareness, collaboration, and innovation among business leaders and entrepreneurs for the betterment of Stamford and the surrounding areas. When Aleksandr is not promoting creative revolutions he is exploring mountain bike trails and new travel destinations to feed his passion for photography.

Name
Mark Ritter

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: Member of the Board, FinTron Invest, LLC (2019 - Present) 3-year working-experience: Executive in Residence, Welch College of Business: 2016 - Present Bio: Mark joined our Advisory Board in February 2019. With over 25 years in the financial industry and previous executive roles on WallStreet, Mark helps to provide industry insight. Mark Ritter was the Chief Compliance Officer of Global Credit Trading at Deutsche Bank from 2006 - 2009. During his career at Deutsche Bank, Mark managed a multi-billion dollar derivatives portfolio and over 1,000 reporting staff. Prior to his esteemed career at Deutsche Bank, Mark served numerous positions including; Head of Commodities at UBS Investment Bank where he was awarded risk manager of the year by Risk Magazine in 2003. More recently, Mark served as Director of CipherPoint Software, Inc up until 2017. Mark now spends his days as an Executive in Residence at Sacred Heart University and teaches multiple finance courses.

Name
Wilder Rumpf

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Position: Founder & CEO, FinTron Invest, LLC (2017 - Present) 3-year working-experience: NY Regional Manager, Preferred Pool Management, LLC: 2015 - 2019 Bio: Wilder founded FinTron LLC(Formerly AKO Capital Management LLC) in 2017 and has been acting CEO ever since. As CEO and Founder, Wilder has been crucially involved in every aspect of FinTron's development. With a background in management Wilder has led the firm in scaling the software, size of the company, valuation, marketing and capital raising efforts. He has also developed most all of the algorithmic and technological aspects of the firm, including front and backend web design and software development. Wilder holds 3 years in full-stack technical management experience and 3 years experience in financial management(Under AKO via the de-minimis rule), and 3 years experience in business compliance and algorithmic development. Wilder launched FinTron, built the entire product suite, closed on major industry partners Radius Bank and APEX Clearing, raised over $400,000 and passed all the relevant principal FINRA exams all while attending Sacred Heart University for a bachelor's degree in Finance and Economics and working to pay for living expenses (In 2019 Wilder paid himself a total salary of just $2,000) – showing extraordinary discipline and resolve. Wilder Graduated in December 2019 and has since dedicated all of his time to FinTron. Prior to FinTron Wilder was the regional manager of NY operations for a large property management company based in new Jersey. Wilder has 3 years experience recruiting, hiring, training and maintaining over 100 staff at 15 locations spread across 5 counties and 2 states. Wilder also has 3 years of experience in compliance with various county health and permit departments. Licenses: SIE Series 63 Series 7 Series 24

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Wilder Rumpf

Securities:	3,060,000
Class:	Common Units
Voting Power:	73.8%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

FinTron Invest, LLC ("FinTron" or "the Company") is a digital financial service broker-dealer in-formation. We aim to provide premium investing/banking products with an emphasis on education. With a $2 per month subscription model we aim to offer interest-bearing accounts (1% per annum), globally reimbursed ATM withdraws, 600+ fractional securities (stocks/ETFs & ETNs), recurring investments in 3 levels of risk, master budgeting tools, meal savings tools & mock trading. In addition, we could offer lead generating educational services(a simulated stock trading game) that are utilized within colleges and high schools. Our Mission: Accelerating the financial stability of the Mobile Generation through better education, affordable products, and give-back programs. Although the financial services industry is highly competitive, we believe we may offer many advantages: We plan to provide our investors the broadest range of fractional shares of securities(600+ stocks/ETFs/ETNs) in which they can invest, including all of the stocks in the S&P 500, DOW 30, and NASDAQ 100. For a broad range of sector funds and all of the securities we offer, we aim to provide investors with the opportunity to benchmark their investment gains against three levels of risk. We aim to provide college graduates givebacks to help them pay off their student debt. We offer a comprehensive portfolio back-testing tool and numerous sector-focused pre-made portfolio products. To date, we have made significant progress towards our initial program launch: Our software platform is 90% completed. We currently have 1,500+ people wait-listed on our investment platform, along with 1,500+ beta users on our simulated trading platform. Furthermore, our simulated stock trading platform is being utilized in classrooms across Connecticut. Our Broker-Dealer application is in the FINRA registration process(4 out of 6 months in), awaiting licensing approval in June and expecting launch by Summer 2020. The investing app is live for a demo, and our gamified investing trading game is live for users. iOS App & Android App – Demo upon request. In-person or by video chat. Investing site @ www.FinTroninvest.com Paper Trading site @ www.FinTronchallenge.com Partners: We have two institutional partnerships: We have executed a 3-year contract with APEX Clearing to provide clearing services, back-office services, SIPC coverage, and various account features/licensing such as; retirement accounts, fractional share facilitation(Fractional dollar-cost orders) and client report distribution. Our contract also covers options trading, fixed income trading and algorithmic trading(subsequent offerings not offered in MVP product) We have executed a 3-year contract with Radius Bank to provide fully covered FDIC checking/savings accounts bearing .5% interest per anum. In addition to providing account opening capabilities, Radius will manage all bank related client services, issue our clients 3 free checks,

provide debit cards(at a cost to FinTron), clear check deposits(Via the FinTron Interface), provide ACH and Wire transfer capability(Via the FinTron interface), issue client reports and reimburse banking clients for global ATM withdrawals. Problem: (Customer Pain) 66% of people aged 18 to 29 (and 65% of those 30 to 39) say investing in the stock market is scary or intimidating. Only 23% of millennials prefer investing to cash. 40% of millennials have had absolutely no investment exposure. Tuition debt has delayed new potential investors. Unchecked discretionary spending has resulted in 46% of millennials having $0 in their savings account. Major financial institutions have difficulties acquiring millennial users. Target Market: Our target market is comprised of Gen Y(millennials) and Gen Z. There is a total of 90 million users within our target demographic of which only 22% have been penetrated by major competitors. This leaves a serviceable target market of ~70 million clients. The target market includes: Urban areas with high concentrations of Millennials Millennials freshly out of college with 2 - 3 years working experience Mature Millennials preparing for "Adulthood" Millennials who have accumulated small to moderate amounts of savings and eager to begin investing in the future. 75M Millennials 18-34 earning on avg. $800/week New Investors Low Net Worth Investors Do it yourselfers E-bankers Example: Arc Type is a 27 y/o millennial making $800 / Week, sharing a house with 3. She/he is living comfortably, spending a bit too much on food and hobbies - looking for opportunities to cut spending, tuck cash away, and invest. Marketing Plan: We have selected the digital marketing agency - Digital Surgeons, an agency that has worked with major financial firms SoFi, Forbes, and SunTrust Bank. Our CMO Ian Smith will direct the campaign. Ian has over 25 years of experience in digital media marketing, including experience as the head of the digital at Kraft Food Brands International. Marketing via Social media: Third-party research has determined that advertising via Instagram is the most cost-effective form of social media advertising. FinTron has created a list of 400 Instagram micro-influencers (4,000 - 15,000 followers) residing in the top U.S. cities with the greatest millennial population. We will pay "influencers" to post content for us on their platforms four times each month. We will also utilize Instagram's paid Marketing interface. Marketing via Blog: Third-party research has determined that blogs can be useful. The reach and conversions are relatively high. Blogs will follow our holistic, financial betterment themes. Marketing via podcast and 15-second ads: As a niche marketing alternative, we will spend a limited amount of capital on podcasts and 15-second advertising. This form of advertising has large reach values, but limited conversion. Advertising for views and branding: To brand our product and logo, FinTron plans to deploy advertising via Facebook and YouTube 15-second paid to advertise. Though the conversion ratio for these platforms is meager, the reach is relatively high and relatively cheap per view. Therefore, advertising via FB and YouTube paid to advertise might increase the overall recognition of our logo/product and help to build a strong, recognizable brand. Total subscribers From Paid Advertising: 90,000 We believe that via our internal marketing efforts; Instagram, Facebook, Twitter, and LinkedIn - we could bring in ~5,000 users, and word of mouth might bring in the remaining 5,000 users. Total subscribers From Unpaid Advertising: 10,000 Y1 Total Subscribers: 100,000 Market Scope: We intend to satisfy the needs at the other end of the age spectrum. The size of this market is substantial, with the latest census data putting the 18-35-year-old segment of the U.S population at 90 million, and the expanded 18-45 at nearly 120 million. Our initial goal is to bring .4% - .8% of this market onto our platform in the first two years, and a further 1%-3% over the subsequent year. We believe that we have the IT capability to scale for any increase in clientele. However, our ambitions are not limited to the 18-35-year-old market. As our loyal users make astute choices, using our tools, and including increasing their rates of marginal saving, we intend (having gotten this sound foothold) to make these into lifetime clients. Customer Acquisition Model: Digital Media and PR around our philanthropic endeavors Paid Media - We aim to reach our customers digitally through paid & home-grown ads(15 seconds) - Utilize Snapchat, Instagram, Tik Tok, podcasts, blogs, & influencers to reach. Owned - social media marketing -Instagram, Blogs, 15 Second Ads (Youtube FB), Podcasts. Focal Locations: Los Angeles, Chicago, Houston, Phoenix, San Diego, New York Earned - conversions through our simulated investing game (1,500 beta users). Publicity from our philanthropic efforts. -Sales online via Google Play & Apple app stores The estimated user cost of acquisition is $25/user in year 1. Competitors: Stash: Seed round funding: $3MM Series A funding: $9.25MM - 2016 Users 12 months post-launch: 200,000 Current Users: 2.4 million Investment app Stash aims to make the process of finding and selecting investments — specifically exchange-traded funds and individual stocks — more accessible and approachable for beginners. The service repackages existing funds into easy-to-understand themes based on risk tolerance, goals, interests, and values, plus offers access to individual stocks. Stash doesn't manage investor accounts directly, but rather helps guide investors through the process of building an ETF portfolio. The service requires $5 to start investing and charges $1 a month for account balances under $5,000 ($2 per month for retirement accounts under $5,000) and a 0.25% annual fee for accounts with $5,000 or more. Stash waives its fee on retirement accounts for anyone under age 25. Stash also offers an online bank account and cash-back debit card, with rewards available at about 7,000 merchants nationwide. The user's account has no minimum balance requirement or overdraft fees. Acorns: Seed Round funding: $300K - 2012 Series A funding: $2.5MM - 2013 Users 10 months post launch: 650,000 Current Users: 3.7 million Acorns has modernized the practice of saving an individual's change, merging the Robo-advisor model with an automated savings tool. The app rounds up your purchases on linked credit or debit cards, then sweeps the leftover change into a computer-managed investment portfolio. That approach is certainly a useful tool to save more — especially with the launch of retirement accounts, called Acorns Later. Acorns is free for four years for college students with a valid ".edu" email address. Other investors pay $1 a month for a taxable investment account, $2 a month to add on an individual retirement account on Acorns, or $3 a month for an Acorns checking account — called Acorns Spend. Acorns Spend also includes investment and retirement accounts. Robinhood: Seed round funding $3MM Series A funding: $13MM - 2014 Current users: 6 million Mobile brokerage app provider Robinhood has made investing in over 1,000 securities free. The app provides a simple interface that offers securities trading, options trading, and cryptocurrencies. Although financial services are highly competitive, we believe we offer many advantages: We plan to provide our investors the broadest range of fractional shares of securities in which they can invest, including all of the stocks in the S&P 500, DOW 30, and NASDAQ 100. For a broad range of sector funds and all of the securities we offer, we intend to provide investors with the opportunity to benchmark their investments against three levels of risk. We will provide college graduates givebacks to help them pay off their student debt. We will offer different financial planning tools (budget calculator) to help our users budget and save, and to reach their business goals. We offer FinTron Learn, which serves to teach and educate our users on financial terminology and concepts. We will be offering banking features on our website/app, which will include checking/savings accounts earning 1% per annum, check deposit, bill pay, globally reimbursed ATM withdrawals, and transfers. We seamlessly integrate our user's financials on one platform. We anticipate adding IRA and jointly managed account functions in year 2. A majority of our executive staff have agreed to deferred compensation. Deferred compensation, coupled with the leveraging of technology, has culminated in what we believe to be one of, if not the lowest operating costs in the industry. Our C-suite and board of advisors include highly seasoned professionals from both the buy and the sell-side. Between our staff and advisory board at FinTron, we collectively have over 100 years of industry experience. Each staff and advisory board member brings their own unique skill set to the company allowing for a very well rounded and competent working atmosphere. Our current staff and advisory board 's wide age range allows helpful insight for our target market (millennials) and older generations. With a young development team attuned to the demands of the market, we believe this diversification gives us a competitive advantage over others. Regulatory Strategy: We've hired "Broker-Dealer Solutions"(BDS), a broker-dealer licensing consultant, to help usher our FINRA New Membership Application (NMA) and to handle our communications with FINRA through its official Gateway registration. BDS will also provide FINOP services through year 1. We've hired Andrew Szabo as our Chief Compliance Officer (CCO), to help maintain legal and regulatory compliance and to assist in the filing of our NMA. We've hired Roger Williams as our Chief Operating Officer and appointed him Vice President. With over 30 years of experience in the financial industry, a CFA and CAIA designation, Roger will ensure best practices and ethical behaviors at both the broker and holding company levels. Ian Smith will act as our Chief Marketing Officer (CMO) and will have thorough training on all marketing compliance regulations that FINRA enforces and will furthermore, submit all marketing materials to FINRA for approval before publishing (during our first year of prospective membership with FINRA). Revenue Streams: We have 5 revenue streams with our B2B-B2C business model: Year 1-2 (B2C Platform) $2 per month subscription fee Revenue from sweep program & payment for order flow (Apex Clearing) Interchange & interest on assets (Radius Bank) Years 2-3 (B2C-B2B Platform) Continue B2C operations($2/month, interchange, investment interest, payment for order flow, retirement accounts) and begin B2B - Our major competitors' Stash and Acorns are growing by nearly 1 million users a year. 62,500 user Break even $25 - $50 CAC (Projected) ~26% Profit margin Interest Value in the FinTech Industry: Major financial institutions have difficulties acquiring millennial users. The trend has become to invest in/acquire FinTech companies and their millennial users. Big institutions like Bank of America and Blackrock have been buying into these platforms by the tens of millions as a form of Millennial user acquisition/lead generation. Heightened Demand: Recent market volatility has increased demand for digital brokerage platforms; TD Ameritrade reports 150% jump in new robo account openings Q1 2020 WealthFront reports a 68% increase in account openings Q1 2020 SoFi Reports record account openings and net inflows Q1 2020 Betterment reports 25% increase account openings Q1 2020 Charles Schwab sees account opening increase Q1 2020

FinTron currently has 9 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in FinTron, LLC speculative or risky:**
    1. Pending FINRA brokerage license (Expected approval - June 2020). FinTron is a Broker-Dealer In-Formation, this is a professional term for a Broker-Dealer that has initiated the registration process with FINRA (Financial Industry Regulatory Authority) but has not yet received a license to broker securities in the United States. FinTron has hired the firm Broker Dealer Solutions(BDS) to shepherd our application with FINRA, BDS has ushered dozens of applicants, like FinTron, through the licensing process. We are over 100 days into the 180-day approval/denial process and we are anticipating the decision from FINRA this summer. While we have great partners like APEX Clearing to carry our accounts and help us with reporting, and we have over 100 years of collective financial experience and all of the necessary individual licenses, there is always the chance our application process may be extended or our application denied.
    2. Achieving our projected client acquisition numbers. We believe we could reach operational break-even right around 60,000 paid subscribers - at 100,000 users we could grow our user base by 10% per quarter without any additional investments (Considering a cost to acquire a new user of $25). While competitors Robinhood, Stash, and Acorns have all seen over 3 million clients in the first 5 years, there is always the chance we do not replicate this success, and we onboard fewer clients than anticipated. If we do miss our mark we will have to raise additional capital until we hit our break-even figure, and even more capital to hit 100,000 users, at which point we believe we could grow organically.
    3. Higher cost of user Acquisition than anticipated. Prior to receiving our brokerage license, we may not legally onboard clients - so it is hard to determine the exact cost to bring a new, paying client onto our platform. We have projected a $25 cost per user acquisition, this is the cost of getting a consumer to click on our advertisement and then subscribe to the product. While we believe we can achieve this target via our various marketing campaigns, there is always the chance that we see a higher or lower cost of user acquisition post-launch.
    4. Unexpected one-time costs (Operational/Development). The Company's management anticipates it can use reasonable efforts to assess, predict, and control costs and expenses. However, implementing our business plan may require more employees, capital equipment,

supplies, or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

5. An unexpected resignation or absence of key, principal personnel notably; our CEO, CCO, COO, CMO, or Directors. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and the founding team. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

6. A concurrent, systematic failure of our web services providers. While the odds are low, there is always the chance that our web providers may concurrently shut down. We take frequent, intraday backups of our systems and databases so we can always reboot and resume business as usual, however, during a severe, concurrent system failure of our web providers, we will temporarily be unable to provide our services.

7. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

9. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

10. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

11. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

12. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

13. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline. Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount before the deadline, the Company can end the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

14. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

15. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

16. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

17. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

18. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

19. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

20. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

21. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

FinTron, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $249,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Via our crowd-funding campaign, we are seeking to raise a total of $250,000 50% user acquisition(Paid Digital Media Marketing) 20% fixed-operating costs(AWS Hosting, Salaries, Rent & Utilities) 10% Compensation for Managers 20% Technology

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,250
Compensation for Managers	$0	$24,000
Fixed-Operating Costs	$4,755	$50,000
User Acquisition	$4,755	$118,750
Technology	$0	$44,999
Total Use of Proceeds	**$10,000**	**$249,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and FinTron, LLC must agree that a transfer agent, which keeps records of our outstanding Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

   If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early. Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

   We are issuing Securities at an offering price of $1.10 per share.

14. **Do the securities offered have voting rights?**

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

   You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

   The term "accredited investor" means any person who comes within any of the categories set forth in

Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Units	30,000,000	4,229,650	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrant 1	Date of Issuance:01/21/2020, Strike Price = $0.01 per unit, Expiration date:01/21/2025, Which shall equate to no more than 6.5% non-dilutable interest in the Company.	1,950,000
Warrant 2	Issuance Date: 03/10/2020, Stike price: $1 per unit, Expiration date:03/10/2025, Which shall equate to no more than 3% non-dilutable interest in the Company at the time of exercise.	900,000
Warrant 3	Date of Issuance:05/12/2020, Strike Price = $0.0001 per unit, Expiration date:05/12/2025, Which shall equate to no more than 3% non-dilutable interest in the Company at the time of exercise.	900,000
Warrant 4	Date of Issuance:02/08/2020, Strike Price = $1 per unit, Expiration date:02/08/2023, Which shall equate to no more than 1.5% non-dilutable interest in the Company.	450,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The 4,229,650 membership units outstanding are fully dilutable. We do, however, have outstanding non-dilutable Warrants on the company of 13.5%.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Majority interest is owned by the CEO and he currently retains full control to appoint; staff, directors and make strategic decisions including share dilution and excess capital raises. The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, the

Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be out-voted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt, or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    At the issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns

23. **What are the risks to purchasers associated with corporate actions including:**

    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead unmarketable securities, or the assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Jim Randell
Amount Outstanding:	$30,000
Interest Rate:	12.0%
Maturity Date:	January 29, 2021
Other Material Terms:	

25. **What other exempt offerings has FinTron, LLC conducted within the past three years?**

Date of Offering:	03/2020

Exemption:	Reg. D, Rule 506(b)
Securities Offered:	Membership Units
Amount Sold:	$237,000
Use of Proceeds:	

> 25% was used for legal outsourcing. 10% was used for
> salaries. 65% was used for development outsourcing.

Date of Offering:	03/2020
Exemption:	Reg. D, Rule 506(c)
Securities Offered:	Membership Units
Amount Sold:	$160,000
Use of Proceeds:	

> 10% was used for salaries. 65% was used for outsourcing.
> 25% held in Safety deposit to secure partnerships.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    FinTron Invest, LLC is a broker-dealer in-formation that is still pre-income. Our average monthly burn rate is around $11,000, with an average allocation of 20% towards sales and marketing, 25% to development, 35% to G&A, and 20% to operations/customer success. We currently have metrics around the user base. With this raise, we plan to allocate a higher percentage to development, as well as to sales and marketing. We believe these activities will result in the traction we will need to court venture capital funding. We intend to raise a $2.5M round in Year 1. We currently have $75,105 in the bank and $26,487 in hard assets. We will continue to keep a tight rein on expenses in order to keep a secure runway for the duration of the time it will take to raise this round. Our expenses from our date of inception on 09/27/2017, to our year-end on January 31, 2020, amounted to $223,558. The $223,558 in expenses included: Salaries & Wages Developmental Software Office Supplies Purchases Advertising & Marketing Insurance Bank Charges & Fees Legal & Professional Services Subsequent to January 31, 2020, we have been successful in raising capital via SAFE investments. As of 04/20/20, total investments amounted to $405,000. Our last equity round was priced at $1 per membership unit (4,229,650 units outstanding). Given our progress, we believe $1.10 per membership, unit is now appropriate.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	$0	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
       1. **in connection with the purchase or sale of any security?**
       2. **involving the making of any false filing with the Commission?**
       3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
       1. **in connection with the purchase or sale of any security?;**
       2. **involving the making of any false filing with the Commission?**
       3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
       1. **at the time of the filing of this offering statement bars the person from:**

        1. association with an entity regulated by such commission, authority, agency or officer?
        2. engaging in the business of securities, insurance or banking?
        3. engaging in savings association or credit union activities?
    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

FinTron, LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    Video Transcript: FinTron. Welcome to Investing and Banking for the mobile generation. Streamlined. All your must-have financials consolidated into one easy-to-manage platform. Easily manage your income and expenses. Save more with our meal planning feature. Risk Assessor. Helps you understand how much risk you can stomach when investing. Build your monthly budget. Learn the basics. FinTron. Adhering to SEC's temporary Rule 201(z)(3) On May 4th, the Securities and Exchange Commission (the "SEC") announced that it is providing temporary, conditional relief for established smaller companies affected by COVID-19. In addition to other relief measures, the SEC adopted temporary Rule 201(z)(3) that allows eligible issuers to raise up to $250,000 within the preceding 12-month period without a CPA firm's review report. Please be advised that we are seeking to raise up to $250,000 and we are providing you with financial statements and certain information from our Federal income tax returns, both certified by our principal executive officer, in accordance with 17 CFR 227.201(t)(1) ("Rule 201(t)(1)"), instead of the financial statements reviewed by an independent public accountant that would otherwise be required by 17 CFR 227.201(t)(2) ("Rule 201(t)(2)"). This temporary relief applies to us because reviewed or audited financial statements are not otherwise available.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation: certificateofformation.pdf

Operating Agreement: operatingagreement.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.fintroninvest.com/home

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.